United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **February 21, 2008**



Hercules Incorporated

(Exact name of registrant as specified in its charter)

Delaware	**001-00496**	**51-0023450**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001
(Address of principal executive offices) (Zip Code)

(302) 594-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   <u>Election of Directors.</u>

On February 21, 2008, Hercules Incorporated announced that Allan H. Cohen, Ph.D. was elected to the Hercules Board of Directors. Dr. Cohen will stand for re-election at the 2008 Annual meeting and, if re-elected, will likely become a member of the Audit Committee.

A news release regarding this announcement is furnished as an exhibit hereto and incorporated by reference herein.

Item 9.01   <u>**Financial Statements and Exhibits.**</u>

      (d)   Exhibits.   99.1 News Release of Hercules Incorporated dated February 21, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

February 21, 2008

By: **HERCULES INCORPORATED**

/s/ Allen A. Spizzo
Allen A. Spizzo
Vice President and Chief Financial Officer

Exhibit 99.1

Release Immediately
08-06-S

HERCULES ELECTS ALLAN COHEN TO BOARD OF DIRECTORS

- DECLARES QUARTERLY DIVIDEND
- SETS DATE FOR ANNUAL MEETING OF SHAREHOLDERS

WILMINGTON, DE, February 21, 2008 . . . The Board of Directors of Hercules Incorporated (NYSE: HPC) today announced the election of Allan H. Cohen, Ph.D. to the Hercules Board of Directors effective immediately. With his election, the Hercules Board has been expanded from nine to ten members.

Until August, 2007, Dr. Cohen was a Managing Director with First Analysis Corporation, a research driven investment organization, where he was employed for fifteen years. During his career, he has held executive and senior management positions at The Valspar Corporation and The Enterprise Companies (a unit of Insilco), and planning and chemical research management positions with The Sherwin-Williams Company and Champion International Corp. Dr. Cohen also serves on the Boards of Directors of Intertape Polymer Group, Inc., Doe and Ingalls Management LLC, and IGI Holding Corporation.

The Board of Directors also declared a quarterly cash dividend of five cents per common share, payable on April 18, 2008 to shareholders of record at the close of business on March 28, 2008.

Hercules will hold its Annual Meeting of Shareholders on Thursday, April 17, 2008 at its corporate headquarters in Wilmington, Delaware. Shareholders of record on March 3, 2008 will be entitled to vote at the Annual Meeting.

# # #

Hercules manufactures and markets chemical specialties globally for making a variety of products for home, office and industrial markets. For more information, visit the Hercules website at www.herc.com.

Media Contact:	John S. Riley	(302) 594-6025
Investor Contact:	Stuart L. Fornoff	(302) 594-7151